Filed by Capitol Investment Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Doma Holdings, Inc.

Commission File No. 001-39754

Three Powerhouse Women to be Nominated to Doma Board; Expects to Add Facebook’s Chief Diversity Officer, Public Company CFO, and Decades of EY Leadership Upon Going Public

Nominations of Maxine Williams, Serena Wolfe and Sharda Cherwoo will Bring the Proposed Board to 40% Women as Doma Nears Completion of Previously Announced Business Combination

June 15, 2021 05:51 PM Eastern Daylight Time

SAN FRANCISCO--(BUSINESS WIRE)--Doma, a leading force for disruptive change in the real estate industry, today announced that Sharda Cherwoo, Maxine Williams, and Serena Wolfe will be nominated to its Board of Directors in connection with the closing of its previously announced business combination, marking an important step in diversifying the leadership that is guiding Doma through sustained and accelerating growth. With a clear path to market share gains and a differentiated, technology-first vision for creating a better, faster, and more affordable residential real estate closing experience, Doma will benefit from a Board of Directors with broad perspectives, varied professional backgrounds, and additional female leadership. The three women are expected to join an already exceptionally strong Board that includes Matt Zames, Lawrence H. Summers, Karen Richardson, Stuart Miller, Charles Moldow, and Max Simkoff, each of whom is expected to continue serving upon completion of the business combination. Today’s announcement comes on the heels of Doma entering into a business combination agreement in March 2021 with Capitol Investment Corp. V (NYSE: CAP, CAP WS and CAP.U) (“Capitol”), a publicly traded special purpose acquisition company.

Maxine Williams

Ms. Williams is the Chief Diversity Officer at Facebook, where she focuses on developing strategies for the integration of diverse perspectives and experiences into the building of products, development of policies, and creation of programming to fulfill Facebook's mission of making the world more connected. Maxine is a member of Facebook’s leadership team and reports directly to the COO. She also serves as director on the board and member of the Governance, Nomination, and Remuneration Committee of the Massy Group, an investment holding / management company with three main investment portfolios: Integrated Retail, Gas Products and Motors & Machines. The Group employs over 12,000 people in nearly 60 companies across the Caribbean and Latin American region. Ms. Williams’ wealth of global experience - in transformative technology and in transforming companies’ culture and talent base - would greatly enhance Doma’s Board of Directors.

“As Doma approaches a monumental turning point in its journey as a company, I’m thrilled to join the team of leaders helping them navigate the overhaul of an extremely outdated industry while also providing guidance on how to scale their team and product at a remarkable pace,” said Williams. “Machine learning has become a critical tool for success in today’s market, and I’m excited at the prospect to serve on a board committed to applying that tech to improving the home buying experience for every single homebuyer—whether this is their first home or not.”

Serena Wolfe

Currently Chief Financial Officer at Annaly Capital Management, Inc., a leading diversified capital manager in the mortgage REIT sector, Ms. Wolfe previously held a variety of roles across industries during her 22-year career at Ernst & Young LLP (EY), including as Partner and serving as Global RHC Assurance Leader and U.S. Central Region Real Estate Hospitality & Construction (RHC) leader. EY’s RHC practice has the largest integrated real estate practice of any global accounting organization. Ms. Wolfe is a Certified Public Accountant in California, Illinois, New York and Pennsylvania, and received a Bachelor of Commerce in Accounting from the University of Queensland, Australia.

As Doma’s expected nominee for Audit Chair, Ms. Wolfe’s depth of financial expertise in the real estate sector, combined with her experience as CFO of a public company, will enhance the acumen and oversight of the company’s financial and governance best practices. Ms. Wolfe’s breadth of experience and accomplishment relatively early in her career would open another aperture of perspective to an increasingly diverse Board of Directors at Doma.

“As a society, we’ve evolved past paper-first real estate transactions, and Doma not only understands that, but is leading the digital transformation of title and escrow,” said Wolfe. “The company is uprooting a process that is ripe for disruption, and I look forward to the prospect of helping build strong processes and structure as Doma’s nominated Audit Chair, while the team capitalizes on accelerating momentum to achieve all of our goals as a public company. With the Board and Management’s incredible combination of diverse perspectives and broad expertise, I am eager to see what we can unlock together.”

Sharda Cherwoo

Ms. Cherwoo retired as a Partner from Ernst & Young LLP (EY), where she worked for more than 35 years, serving dozens of companies in client service roles with the firm’s audit, tax, mergers and acquisitions, and management consulting practices. During her time at EY she held various leadership roles, including Intelligent Automation Leader, Private Equity Senior Advisory Partner and Director of Tax Operations for EY’s Americas Region. In these positions, she has also spearheaded several major organizational innovations, including EY’s own digital transformation and the founding of EY’s Global Shared Services operations, which proved to be instrumental in expanding global talent and driving business growth. She is also known for her passion around mentoring promising young talent, advising seasoned executives, and promoting innovative, outcome-driven strategies and programs.

Following her career at EY, Ms. Cherwoo has become increasingly active in corporate and not-for-profit governance. She is a member of the board of directors of World Fuel Services Corp., a publicly traded energy, commodities and services company, serves as a member of the advisory board of Land O’Lakes Inc., a member-owned agricultural cooperative, is a member of the board of directors of Tax Analysts, a non-partisan, non-profit publisher, and a member of the board of trustees of the International House of New York. Having worked with so many companies across various industries over the span of her career, Ms. Cherwoo is well positioned to provide the Doma team with a unique perspective on a broad array of market and operational scenarios and would be a strong addition to the public company Board of Directors.

“Consumers today expect an Amazon-like experience in every aspect of their lives, and that is exactly what Doma is proving when it comes to the home closing experience,” said Cherwoo. “As someone who has worked with financial services companies for more than two decades, I understand firsthand how process innovation and embracing technology can drastically improve the customer experience and drive sustained efficiencies. I’m thrilled at the prospect of joining Doma’s incredible Board of Directors at such an exciting time in the company’s evolution, and I’m looking forward to help it make strides in transforming the real estate industry.”

“These three women humble me with their combined expertise. Their joining the board would bring Doma closer - sooner - to our vision of providing current and prospective homeowners, lenders, title agents, and real estate professionals with a seamless closing experience,” said Max Simkoff, CEO of Doma. “As we near the beginning of our journey as a public company, and while we continue to experience tremendous growth, a board of this caliber would provide the diversity of perspective we need to continually innovate, execute, and make our company a desirable place to work.”

Capitol expects to nominate Mmes. Cherwoo, Williams, and Wolfe, in addition to Doma’s existing board members, for election at a meeting of Capitol’s stockholders to be held in connection with the approval of the business combination. Such an election would be effective upon the consummation of the business combination, at which point Capitol would be renamed Doma Holdings, Inc.

Doma is a technology company focused on creating a vastly more simple, efficient, and affordable closing experience for current and prospective homeowners, lenders, title agents, and real estate professionals. Founded in 2016, Doma uses proprietary machine intelligence technology, that is being trained on 30 years of historical data, to remove the friction and frustration from the residential real estate closing process.

About Doma

Doma Holdings, Inc. (formerly States Title Holding, Inc.) is architecting the future of real estate transactions. The company uses machine intelligence and its patented technology solutions to transform residential real estate, making closings instant and affordable. Doma and its family of brands – States Title, North American Title Company (NATC) and North American Title Insurance Company (NATIC) – offer solutions for current and prospective homeowners, lenders, title agents, and real estate professionals that make closings vastly more simple and efficient, reducing cost and increasing customer satisfaction. Doma’s clients include some of the largest bank and non-bank lenders in the United States. In March 2021, Doma announced plans to become publicly traded via a merger with Capitol Investment Corp. V (NYSE:CAP, CAP WS and CAP.U). To learn more visit doma.com.

About Capitol Investment Corp. V

Capitol Investment Corp. V is a $345 million public investment vehicle with the mission to invest in and help build an industry-leading public company that will aim to deliver long-term value to shareholders. Capitol is led by Chairman and Chief Executive Officer, Mark D. Ein, and President and Chief Financial Officer, L. Dyson Dryden. The Capitol team has raised $1.5 billion in five SPACs since 2007 and closed four SPAC mergers. Capitol’s securities are listed on the New York Stock Exchange under the ticker symbols CAP, CAP WS and CAP.U.

Additional Information and Where to Find It

This press release relates to a proposed transaction between Doma and Capitol. This press release does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Capitol has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Capitol, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Capitol stockholders. Capitol also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Capitol are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capitol through the website maintained by the SEC at www.sec.gov.

The documents filed by Capitol with the SEC also may be obtained free of charge at Capitol’s website at https://www.capinvestment.com/ or upon written request to 1300 17th Street North, Suite 820, Arlington, Virginia 22209.

Participants in Solicitation

Capitol and Doma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (TAM), market share and competition and potential benefits of the transactions described herein, and expectations related to the terms and timing of the transactions described herein. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of Doma’s and Capitol’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of Doma and Capitol.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transactions described herein; failure to realize the anticipated benefits of the transactions described herein; risks relating to the uncertainty of the projected financial information with respect to Doma; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the title insurance industry; Doma’s ability to manage its future growth or to develop or acquire enhancements to its platform; the effects of competition on Doma’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those other factors included in Capitol’s final prospectus relating to its initial public offering dated December 1, 2020 (File No. 333-249297) and the registration statement on Form S-4 (File No. 333-254470) filed with the SEC under the heading "Risk Factors," and other documents Capitol filed, or will file, with the SEC.

If any of these risks materialize or Doma’s or Capitol’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Doma nor Capitol presently know or that Doma or Capitol currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Doma’s and Capitol’s expectations, plans or forecasts of future events and views as of the date of this press release. Doma and Capitol anticipate that subsequent events and developments will cause Doma’s and Capitol’s assessments to change. However, while Doma and Capitol may elect to update these forward-looking statements at some point in the future, Doma and Capitol specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Doma’s and Capitol’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Contacts

Investor Contact:
Chris Mammone
The Blueshirt Group for Doma
ir@doma.com

Media Contact:
Martha Shaughnessy
The Key PR for Doma
press@doma.com

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Doma Holdings, Inc. (“Doma”) and Capitol Investment Corp. V (“Capitol”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Capitol has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Capitol, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Capitol stockholders. Capitol also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Capitol are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capitol through the website maintained by the SEC at www.sec.gov.

The documents filed by Capitol with the SEC also may be obtained free of charge at Capitol’s website at https://www.capinvestment.com/ or upon written request to 1300 17th Street North, Suite 820, Arlington, Virginia 22209.

Participants in Solicitation

Capitol and Doma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (TAM), market share and competition and potential benefits of the transactions described herein, and expectations related to the terms and timing of the transactions described herein. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Doma’s and Capitol’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of Doma and Capitol.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transactions described herein; failure to realize the anticipated benefits of the transactions described herein; risks relating to the uncertainty of the projected financial information with respect to Doma; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the title insurance industry; Doma’s ability to manage its future growth or to develop or acquire enhancements to its platform; the effects of competition on Doma’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those other factors included in Capitol’s final prospectus relating to its initial public offering dated December 1, 2020 (File No. 333-249297) and the registration statement on Form S-4 (File No. 333-254470) filed with the SEC under the heading "Risk Factors," and other documents Capitol filed, or will file, with the SEC.

If any of these risks materialize or Doma’s or Capitol’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Doma nor Capitol presently know or that Doma or Capitol currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Doma’s and Capitol’s expectations, plans or forecasts of future events and views as of the date of this communication. Doma and Capitol anticipate that subsequent events and developments will cause Doma’s and Capitol’s assessments to change. However, while Doma and Capitol may elect to update these forward-looking statements at some point in the future, Doma and Capitol specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Doma’s and Capitol’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Filed by Capitol Investment Corp. V

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Doma Holdings, Inc.

Commission File No. 001-39754

Want to diversify your board? This CEO says it’s not that hard to do

BY MICHAL LEV-RAM

June 16, 2021 10:12 AM PDT

How challenging is it to find women—including women of color—for your public board? It’s actually not that hard, according to Max Simkoff, CEO of real estate tech startup Doma.

Earlier this week, Doma, Simkoff’s about-to-be-public company, announced it has nominated three female directors to its board, one of them a Black woman. The push to add more women was prompted by a California law that states that public companies headquartered in the state must appoint two or three women to their board by the end of 2021—the exact number depends on the size of a company’s board of directors. Simkoff was in a rush to meet this mandated target, because in March, his San Francisco–based company announced it would soon go public through a merger with Capitol Investment Corp V, a blank-check acquisition firm (a.k.a. SPAC). The deal is expected to close later this summer.

But Simkoff says that while the law was the impetus for searching specifically for women, he needed to add certain areas of expertise to his board because of the company's changing needs. And he says he learned a lot from the process. Mainly, that by being "forced" to look to untapped networks to meet future legal requirements, he ended up finding even more qualified candidates—all of whom said yes. The key takeaway? If you think it's too hard to diversify your board, or if you think you'll have to compromise on merit, you're probably doing something wrong.

Each checks a different box for Doma, from expertise in scaling talent to decades of experience in audit and tax accounting.

“I’m not sure where this narrative is coming from that this is hard to do,” Simkoff says of his search for new, female directors. Initially, the CEO did worry that it would take many months to find and attract qualified women for the positions—he says that’s what he had been led to believe. Instead, it took less than 60 days to successfully recruit Doma’s new directors.

With the additions, Doma’s board will change drastically. Currently, there are six directors: five men and one woman. The new board will comprise 10 directors total (in addition to the three new independent directors announced this week, Doma’s SPAC sponsor will also get a seat—that one will go to a man). That means the percentage of women on Doma’s board will jump from 20% to 40%. And the representation of people of color will rise from zero to 20%.

To be sure, not everyone agrees that so-called quotas are the best way to push for more diverse public company boards. And some argue that diversity shouldn’t be prioritized above merit. But again, that’s a completely false dichotomy, if you ask Simkoff. And Roy Bahat, one of his early investors, takes it one step further: “You don't get to choose between diversity and greatness, because it's impossible to have greatness without diversity,” says Bahat, who runs Bloomberg Beta.

Simkoff’s first step in the quest to add to and diversify his company’s board was to acknowledge his own blind spots. “Candidly, I just didn’t have the network,” says the CEO.

So Simkoff reached out to someone who was on his radar, Sarah Friar, the CEO of Nextdoor, to ask for help. Friar, who serves on the board of Walmart, put him in touch with Beth Stewart, the founder and CEO of Trewstar, a board recruitment firm that specializes in “untapped networks.” (Other resources include the Boardlist.)

“This is the way startups do everything,” explains Simkoff. “If you want to accomplish something, you break it down into fundamental pieces and you bring in people who have the best expertise.”

Simkoff says his eyes were opened during the process of recruiting his board’s new directors. Starting a company and building a business, these are things that are next to impossible, he says. But building a more diverse board? According to Simkoff: “It really doesn’t need to be that hard.”

Editor's note: This story has been corrected to reflect the accurate percentage of people of color on the expanded board. It will be 20%, not 10%.

IMPORTANT LEGAL INFORMATION

Additional Information and Where to Find It

This communication relates to a proposed transaction between Doma Holdings, Inc. (“Doma”) and Capitol Investment Corp. V (“Capitol”). This communication does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Capitol has filed a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which includes a document that serves as a prospectus and proxy statement of Capitol, referred to as a proxy statement/prospectus. A proxy statement/prospectus will be sent to all Capitol stockholders. Capitol also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Capitol are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders may obtain free copies of the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by Capitol through the website maintained by the SEC at www.sec.gov.

The documents filed by Capitol with the SEC also may be obtained free of charge at Capitol’s website at https://www.capinvestment.com/ or upon written request to 1300 17th Street North, Suite 820, Arlington, Virginia 22209.

Participants in Solicitation

Capitol and Doma and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Capitol’s stockholders in connection with the proposed transaction. A list of the names of such directors and executive officers and information regarding their interests in the business combination is contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements Legend

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as "estimate," "plan," "project," "forecast," "intend," "will," "expect," "anticipate," "believe," "seek," "target" or other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of financial and performance metrics, projections of market opportunity, total addressable market (TAM), market share and competition and potential benefits of the transactions described herein, and expectations related to the terms and timing of the transactions described herein. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of Doma’s and Capitol’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, will differ from assumptions and are beyond the control of Doma and Capitol.

These forward-looking statements are subject to a number of risks and uncertainties, including changes in business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the transactions described herein; failure to realize the anticipated benefits of the transactions described herein; risks relating to the uncertainty of the projected financial information with respect to Doma; future global, regional or local economic, political, market and social conditions, including due to the COVID-19 pandemic; the development, effects and enforcement of laws and regulations, including with respect to the title insurance industry; Doma’s ability to manage its future growth or to develop or acquire enhancements to its platform; the effects of competition on Doma’s future business; the outcome of any potential litigation, government and regulatory proceedings, investigations and inquiries; and those other factors included in Capitol’s final prospectus relating to its initial public offering dated December 1, 2020 (File No. 333-249297) and the registration statement on Form S-4 (File No. 333-254470) filed with the SEC under the heading "Risk Factors," and other documents Capitol filed, or will file, with the SEC.

If any of these risks materialize or Doma’s or Capitol’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Doma nor Capitol presently know or that Doma or Capitol currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Doma’s and Capitol’s expectations, plans or forecasts of future events and views as of the date of this communication. Doma and Capitol anticipate that subsequent events and developments will cause Doma’s and Capitol’s assessments to change. However, while Doma and Capitol may elect to update these forward-looking statements at some point in the future, Doma and Capitol specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing Doma’s and Capitol’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.